Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 21, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	C3is Inc.

On behalf of our client, C3is Inc. (the “Company”), we have submitted a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to the proposed offering of the Company’s units, consisting of shares of its common stock or pre-funded warrants and Class D Warrants to purchase shares of its common stock and Class E Warrants to purchase shares of its common stock. The Draft Registration Statement was submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company undertakes to publicly file its Registration Statement for this proposed offering no later than 48 hours prior to any requested effective date and time.

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Please contact the undersigned, Finn Murphy of Goodwin Procter LLP, at (212) 459-7257 if you have any questions with respect to the foregoing.

Very truly yours,

GOODWIN PROCTER LLP

By:	/s/ Finn Murphy
Finn Murphy

cc:	Dr. Diamantis Andriotis (C3is Inc.)